SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From              to

Commission File Number 000-50831

Regions Financial Corporation 401(k) Plan

Regions Center

1900 Fifth Avenue North

Birmingham, Alabama 35203

(Full title of plan and the address of plan)

Regions Financial Corporation

Regions Center

1900 Fifth Avenue North

Birmingham, Alabama 35203

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE (MODIFIED CASH BASIS)

Regions Financial Corporation 401(k) Plan (formerly

AmSouth Bancorporation Thrift Plan)

For the Years Ended December 31, 2009 and 2008

with Report of Independent Registered Public Accounting Firm

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Audited Financial Statements and Supplemental Schedule

(Modified Cash Basis)

For the Years Ended December 31, 2009 and 2008

Ernst & Young LLP Suite 1200 1901 Sixth Avenue North Birmingham, AL 35203 Tel: + 1 205 251 2000 Fax: +1 205 226 7470 www.ey.com

Report of Independent Registered Public Accounting Firm

The Benefits Management Committee

Regions Financial Corporation 401(k) Plan (formerly AmSouth Bancorporation Thrift Plan)

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Regions Financial Corporation 401(k) Plan (formerly AmSouth Bancorporation Thrift Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 28, 2010

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	December 31
	2009	2008
Assets
Investments, at fair value	$786,418,223	$700,492,827
Dividends receivable	242,046	1,722,904

Net assets available for benefits, at fair value	786,660,269	702,215,731

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts	(5,333,976)	(2,432,983)

Net assets available for benefits	$781,326,293	$699,782,748

See accompanying notes.

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Statements of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

	Year Ended December 31
	2009	2008
Additions
Contributions from employer	$17,443,109	$37,794,326
Contributions from participants	58,447,157	55,568,096
Rollovers and transfers	1,583,487	2,838,902
Dividend and interest income	18,493,403	30,447,749
Net appreciation in fair value of investments	57,622,245	—
Transfer from affiliated plan	—	649,957,112

Total additions	153,589,401	776,606,185

Deductions
Payments to participants	70,940,593	120,155,307
Administrative expenses	1,105,263	757,460
Net depreciation in fair value of investments	—	372,234,732

Total deductions	72,045,856	493,147,499

Net increase	81,543,545	283,458,686

Net assets available for benefits:
Beginning of year	699,782,748	416,324,062

End of year	$781,326,293	$699,782,748

See accompanying notes.

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

The following description of the Regions Financial Corporation 401(k) Plan (the Plan) (formerly AmSouth Bancorporation Thrift Plan) provides only general information about the Plan’s provisions. Regions Financial Corporation (the Company) is the Plan sponsor and the Benefits Management Committee is the Plan administrator. Participants should refer to the Plan document and the summary plan description for a more complete description of the Plan’s provisions, copies of which may be obtained from the Plan sponsor.

General

The Plan is a defined contribution plan covering certain employees of the Company and affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective April 1, 2008, the Regions Financial Corporation 401(k) Plan was merged into the Regions Financial Corporation – AmSouth Bancorporation Thrift Plan, which was renamed the Regions Financial Corporation 401(k) Plan. Refer to Note 8 “Plan Merger and Transfer of Plan Assets” for further discussion.

Contributions

Each year, participants may contribute up to a total of 80% of pre-tax and/or after-tax annual compensation, as defined in the Plan document, subject to IRS limitations. Participants may also rollover amounts representing distributions from other defined contribution plans. All employees who are eligible to make elective deferrals and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions. The Company first matches dollar for dollar on the participants’ pre-tax contributions and then 50% of after-tax contributions, up to 6% of total compensation. A year of service is required to be eligible for the Company match.

In accordance with the provisions of the Plan, the Benefits Management Committee elected to amend the Plan, temporarily suspending employer matching contributions effective with the pay period beginning April 1, 2009. Refer to Note 9 “Subsequent Events” for further discussion regarding the Company match contributions.

Upon enrollment, a participant may direct employee contributions in 1% increments to any of the Plan’s fund options. Participants may change their investment options at any time. Company contributions are initially invested in the Regions Stock Fund and can be redirected by the participants at any time at their discretion.

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings or losses, and is charged with an allocation of recordkeeping expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. The Plan has an employee stock ownership plan component that allows participants to elect to receive a cash distribution of all of the dividends payable on the shares of Regions Financial Corporation stock allocated to the participants’ stock accounts as of the record date. There are no non-participant directed investments within the Plan.

Eligibility and Vesting

Effective January 1, 2008, all employees other than seasonal or leased employees are eligible to participate in the Plan. Generally, participants are immediately vested in their contributions, the Company matching contributions and the earnings thereon.

Participant Loans

For loans made prior to April 1, 2008, participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 2-5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through biweekly payroll deductions.

Effective April 1, 2008, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of eligible employee contributions or $50,000 reduced by the highest outstanding loan balance during the prior twelve-month period. Eligible employee contributions are pre-tax employee contributions, after-tax employee contributions, rollover contributions and qualified non-elective contributions. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. All loans must be repaid within 5 years. A participant may not have more than one loan outstanding at any point in time. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

one percent (1%) above the prime rate, as quoted in The Wall Street Journal. Principal and interest are paid ratably through biweekly payroll deductions. Upon termination of employment, a participant may have a grace period of 60 days from date of termination to repay the outstanding loan amount. If the loan is not repaid after 60 days it will automatically be treated as a distribution to the participant.

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant may receive a lump sum amount equal to the vested value of his or her account, or an annual withdrawal. As of December 31, 2009 and 2008, $0 and $9,764 included in net assets available for benefits, respectively, had been requested, approved and processed for payment but not yet paid.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan document. Hardship withdrawals are strictly regulated by the Internal Revenue Service and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. The Company pays for all legal, accounting and other services on behalf of the Plan, other than recordkeeping fees which are paid for by the Plan. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, non-vested participants become 100% vested in their accounts.

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. The modified cash basis of accounting is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Income on securities is recorded on the accrual basis and investments are recorded at fair value as stated below. All other transactions are recorded on the cash basis.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. See Note 4 “Fair Value of Financial Instruments” for further discussion and disclosures related to fair value measurements. The shares of mutual funds and common stock in the Regions Common Stock Fund are valued at quoted market prices in an active market on the last business day of the Plan year. The Regions Common Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.

The collective investment trust fund of the Plan consists of the Regions Stable Principal Fund which distributes income in the form of units, and provides a constant unit redemption value. Regions Stable Principal Fund invests in fully benefit-responsive investment contracts. These investment contracts are presented at fair value; however, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Participant loans and other investments are valued at their outstanding balance, which approximates fair value.

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly Financial Accounting Standards Board (FASB) Statement No. 157), assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Recent Accounting Pronouncements

In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amends FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended. See Note 9 “Subsequent Events” for applicable disclosures.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 4 “Fair Value of Financial Instruments” for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statements in conformity with the basis of accounting described above requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Legal Contingencies

The Plan is subject to litigation and claims arising during the ordinary course of business and Plan activities. The Plan evaluates these contingencies based on information currently available, including advice of counsel and assessment of available insurance coverage. Although it is not possible to predict the ultimate resolution with respect to these litigation contingencies, management is currently of the opinion that the outcome of pending and threatened litigation would not have a material effect on the Plan’s Statement of Net Assets Available for Benefits or its Changes in Net Assets Available for Benefits. In pending litigation, the costs of defense are not being borne by the Plan and therefore are not expected to impact the Plan’s net assets.

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements (continued)

3. Investments

During 2009 and 2008, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated/(depreciated) in fair value as follows:

	Net Change in Fair Value of Investments
	Year Ended December 31
	2009	2008
Regions Common Stock Fund	$(37,292,158)	$(197,285,608)
Mutual Funds	94,914,403	(174,949,124)

Total	$57,622,245	$(372,234,732)

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2009		2008
Regions Stable Principal Fund (at contract value)*	$162,930,258		$163,024,542
Regions Common Stock Fund	129,428,724		144,457,390
Regions Morgan Keegan Select Balanced Fund	(a	)	103,441,883
Regions Morgan Keegan Select Growth Fund	(a	)	44,772,884
Pioneer Classic Balanced Fund	117,822,751		(a	)
Pioneer Growth Fund	53,229,795		(a	)
Dodge & Cox International Stock Fund	44,641,564		(a	)
Dreyfus Boston Small/Mid Cap Growth Fund	54,507,848		(a	)

(a)	Represents less than 5% of the Plan’s net assets available for benefits.
*	The fair value of the Plan’s investment in the Regions Stable Principal Fund was $168,264,234 and $165,457,525 at December 31, 2009 and 2008, respectively.

At December 31, 2008, $222,716,691 was invested in various Regions Morgan Keegan Select mutual funds which represented approximately 32% of the Plan’s net assets, none of which were investment options at December 31, 2009.

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s assessment about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for major categories of assets measured at fair value by the Plan.

Common Stock Fund and Mutual Funds: The Plan uses quoted market prices of identical assets on active exchanges, or Level 1 measurements.

Collective Investment Trust Fund: The collective investment trust fund (CIT) in the Plan consists of the Regions Stable Principal Fund. The fair value of the Regions Stable Principal Fund is calculated based on the pro-rata share of the CIT’s total fair value. The CIT’s total fair value is based on the fair value of the underlying securities using the custodian’s valuation, or Level 2 measurements.

Loans to Participants and Life Insurance: Participant loans and life insurance are valued at their outstanding balance, which approximates fair value, or Level 3 measurements, as there is no observable market price.

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (continued)

The following table presents investments measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Fair Value
Collective investment trust fund(a)	$—	$168,264,234	$—	$168,264,234
Regions common stock fund	129,428,724	—	—	129,428,724
Mutual funds(b)	476,307,556	—	—	476,307,556
Loans to participants	—	—	12,417,709	12,417,709

Total investments at fair value	$605,736,280	$168,264,234	$12,417,709	$786,418,223

The following table presents investments measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Fair Value
Collective investment trust fund(a)	$—	$165,457,525	$—	$165,457,525
Regions common stock fund	144,457,390	—	—	144,457,390
Mutual funds(b)	379,817,330	—	—	379,817,330
Loans to participants and life insurance	—	—	10,760,582	10,760,582

Total investments at fair value	$524,274,720	$165,457,525	$10,760,582	$700,492,827

(a)	This category includes a Stable Principal Fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in synthetic investment contracts. In the event withdrawals from the Stable Principal Fund exceed readily available cash, Plan Sponsor withdrawals will be paid within twelve months and participant withdrawals will be paid within six months. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund, and differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

(b)	This category includes mutual fund investment alternatives to meet the needs of the participants and allows for diversification based on risk and target distribution dates. Investment alternatives include equity, bond and blended fund options that invest in both domestic and international investments and are valued as Level 1 measurements. See Supplemental Schedule included herein for Schedule of Assets at December 31, 2009.

Assets in all levels could result in volatile and material price fluctuations. Realized and unrealized gains and losses on Level 3 assets represent only a portion of the risk to market fluctuations in the Plan’s Statements of Net Assets Available for Benefits.

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (continued)

Level 3 Gains and Losses

The following table illustrates a rollforward for financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2009:

Loans to Participants and Life Insurance
Beginning balance, January 1, 2009	$10,760,582
Realized gain/(losses)	634,482
Purchases, sales, issuances, and settlements (net)	1,022,645
Transfers in and/or out of Level 3 (net)	—

Ending balance, December 31, 2009	$12,417,709

The following table illustrates a rollforward for financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

Loans to Participants and Life Insurance
Beginning balance, January 1, 2008	$—
Realized gain/(losses)	13,409
Purchases, sales, issuances, and settlements (net)	(1,575,619)
Transfers in and/or out of Level 3 (net)	12,322,792

Ending balance, December 31, 2008	$10,760,582

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements (continued)

5. Related Party Transactions

Regions Bank (an affiliate of the Company) dba Regions Morgan Keegan Trust (RMKT) serves as corporate trustee of the Plan. Participants can direct how their contributions are invested within the Plan. During the years ended December 31, 2009 and 2008, a substantial amount of the investment transactions were with the Regions Collective Investment Trust – Stable Principal Fund (an affiliate of the Company) and the Regions Common Stock Fund (an affiliate of the Company). These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2009 and 2008, the Plan received $4,554,678 and $14,532,683, respectively, in common stock dividends from the Company.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 2, 2010 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

7. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31
	2009	2008
Net assets available for benefits per the financial statements	$781,326,293	$699,782,748
Less: Amounts allocated to withdrawing participants	—	(9,764)

Net assets available for benefits per the Form 5500	$781,326,293	$699,772,984

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements (continued)

7. Differences between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31
	2009	2008
Benefits paid to participants per the financial statements	$70,940,593	$120,155,307
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2009 and 2008	—	9,764
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2008 and 2007	(9,764)	(127,624)

Benefits paid to participants per the Form 5500	$70,930,829	$120,037,447

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit payments that have been requested, approved and processed for payment, but not yet paid, prior to year-end.

8. Plan Merger and Transfer of Plan Assets

In accordance with the resolution of the Benefits Management Committee, the plan formerly known as the Regions Financial Corporation 401(k) Plan was merged into Regions Financial Corporation – AmSouth Bancorporation Thrift Plan effective April 1, 2008. In conjunction with the resolution, Regions Financial Corporation – AmSouth Bancorporation Thrift Plan was renamed the Regions Financial Corporation 401(k) Plan. The transfer of $649,957,112 representing the fair value of the net assets occurred on April 1, 2008, and is shown as an addition on the Statements of Changes in Net Assets Available for Benefits. Legal custody of the assets is deemed to have been transferred on that date.

9. Subsequent Events

In accordance with the provisions of the Plan, the Benefits Management Committee elected to amend the Plan to restore employer matching contributions effective with the pay period beginning January 1, 2010.

Corrective distributions and earnings totaling approximately $1.96 million were paid in March 2010 relating to excess participant contributions.

Supplemental Schedule

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

EIN #63-0589368         Plan #012

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

(Modified Cash Basis)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Collective investment trust fund
*	Regions Bank	Stable Principal Fund	*	*	$162,930,258	***

	Common stock fund
*	Regions Financial Corporation	Common Stock Fund	*	*	129,428,724

	Mutual funds
*	Pioneer	Pioneer Fund	*	*	33,618,271
		Pioneer Bond Fund	*	*	12,317,356
		Pioneer Classic Balanced Fund	*	*	117,822,751
		Pioneer Cullen Value Fund	*	*	37,713,083
		Pioneer Growth Fund	*	*	53,229,795

	Vanguard	Strategic Equity Fund	*	*	2,594,168
		Windsor II Fund	*	*	5,078,628
		Institutional Index Fund	*	*	17,174,465

	Dodge & Cox	International Stock Fund	*	*	44,641,564
		Income Fund	*	*	29,644,640

	T. Rowe Price	Institutional LA Fund	*	*	6,047,168
		Retirement 2005 Fund	*	*	573,752
		Retirement 2010 Fund	*	*	2,068,817
		Retirement 2015 Fund	*	*	3,148,890
		Retirement 2020 Fund	*	*	4,810,492
		Retirement 2025 Fund	*	*	3,062,862
		Retirement 2030 Fund	*	*	3,609,755
		Retirement 2035 Fund	*	*	1,954,476
		Retirement 2040 Fund	*	*	2,141,614
		Retirement 2045 Fund	*	*	804,391
		Retirement 2050 Fund	*	*	315,034
		Retirement 2055 Fund	*	*	529,654
		Retirement Income Fund	*	*	1,198,129

	CRM	Small/Mid Cap Value Fund	*	*	32,354,091

	PIMCO	All Asset Fund	*	*	5,345,862

	Dreyfus	Boston Small/Mid Cap Growth Fund	*	*	54,507,848

*	Loans to participants	Interest rate ranges from 3.92% to 10.00%	*	*	12,417,709

	Total				$781,084,247

*	Represents a party-in-interest
**	Cost has not been presented, as this information is not required.
***	Investment shown at contract value, with corresponding fair value totaling $168,264,234

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGIONS FINANCIAL CORPORATION
401(k) PLAN

REGIONS BANK, TRUSTEE

Date: June 28, 2010	By:	/s/ Barbara H. Watson
Barbara H. Watson
Vice President

EXHIBIT INDEX

EXHIBIT NO	EXHIBIT
23	Consent of Independent Registered Public Accounting Firm